TASEKO MINES LIMITED
Management’s Discussion and Analysis

This management discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited (“Taseko”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the consolidated financial statements and notes thereto, prepared in accordance with IFRS for the year ended December 31, 2015 (the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the Company’s other public filings, which are available on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

This MD&A is prepared as of February 22, 2016. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in the Company’s other public filings with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

TASEKO MINES LIMITED
Management’s Discussion and Analysis

OVERVIEW

Taseko Mines Limited (“Taseko” or “Company”) is a mining company that seeks to create shareholder value by acquiring, developing, and operating large tonnage mineral deposits which, under conservative forward metal price assumptions, are potentially capable of supporting a mine for ten years or longer. The Company’s sole operating asset is the 75% owned Gibraltar Mine, a large copper mine located in central British Columbia. The Gibraltar Mine has undergone a major expansion in recent years and is now one of the largest copper mines in North America. Taseko also owns the New Prosperity gold-copper, Aley niobium, Florence copper and Harmony gold projects.

HIGHLIGHTS

	Three months ended			Year ended
Financial Data	December 31,			December 31,
(Cdn$ in thousands, except for per share amounts)	2015	2014	Change	2015	2014	Change
Revenues	61,412	58,273	3,139	289,298	342,946	(53,648)
Earnings (loss) from mining operations before depletion and amortization*	2,155	(916)	3,071	50,834	52,265	(1,431)
Earnings (loss) from mining operations	(10,674)	(11,164)	490	1,320	5,102	(3,782)
Net loss	(23,441)	(26,427)	2,986	(62,352)	(53,884)	(8,468)
Per share - basic (“EPS”)	(0.10)	(0.13)	0.03	(0.28)	(0.27)	(0.01)
Adjusted net loss*	(13,112)	(20,983)	7,871	(15,531)	(37,086)	21,555
Per share - basic (“adjusted EPS”)*	(0.06)	(0.10)	0.04	(0.08)	(0.19)	0.11
EBITDA*	(9,162)	(13,397)	4,235	8,196	11,649	(3,453)
Adjusted EBITDA*	1,415	(8,355)	9,770	55,555	27,841	27,714
Cash flows provided by (used for) operations	1,859	(8,648)	10,507	51,695	50,570	1,125

	Three months ended
Operating Data (Gibraltar - 100% basis)	December 31,			Year ended December 31,
	2015	2014	Change	2015	2014	Change
Tons mined (millions)	21.3	25.1	(3.8)	93.7	113.8	(20.1)
Tons milled (millions)	7.3	7.6	(0.3)	30.6	30.2	0.4
Production (million pounds Cu)	33.1	28.1	5.0	142.2	136.5	5.7
Sales (million pounds Cu)	33.7	26.5	7.2	142.5	143.4	(0.9)

*Non-GAAP performance measure. See page 30 of this MD&A.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

HIGHLIGHTS - CONTINUED

Annual Highlights

•	Earnings from mining operations before depletion and amortization* were $50.8 million, a decrease from $52.3 million in 2014;

•	The Company generated cash flows from operations of $51.7 million, up from $50.6 million in 2014;

•	The Company’s cash balance at the end of 2015 was $76 million, $22.7 million higher than at the end of 2014.

•	Site operating costs* were US$1.65 per pound produced, a 29% decrease from US$2.32 per pound produced in 2014;

•	Total operating costs (C1)* were US$1.96 per pound produced, a 22% decrease from the US$2.50 in 2014 due to reduced expenditures and increased copper production in the year, and despite a significant reduction in by-product credits due to the idling of the molybdenum plant in July;

•	Site operating costs per ton milled* was CAD$9.83, a 14% decrease from 2014 due to reduced expenditures and higher mill throughput;

•	During the year, the Company settled its copper put option contracts for proceeds of $21.4 million;

•	Copper production at Gibraltar was at a record level of 142 million pounds (100% basis), a 4% increase over 2014 due to improved head grade, mill throughput and recoveries;

•	The Company has in place copper put options for a total of 15 million pounds over the first quarter of 2016 at a strike price of US$2.05 per pound; and

•	In the second quarter, an updated mine plan and reserve for Gibraltar was completed. The newly implemented mine plan has resulted in improved economics for the remaining 23 year reserve life.

Fourth Quarter Highlights

•	Earnings from mining operations before depletion and amortization* were $2.2 million, and were impacted by negative provisional price adjustments of $3.8 million;

•	Site operating costs, net of by-product credits* were US$1.52 per pound produced and total operating costs (C1) were US$1.85 per pound produced;

•	Site operating cost per ton milled* was CAD$9.41, which was lower than the 12-month average of CAD$9.83;

•	Copper production at Gibraltar was 33.1 million pounds (100% basis); and

•	The Company entered into a 5-year off-take agreement to sell 600,000 tonnes of Gibraltar copper concentrate (approximately 50% of expected production) through to the end of 2020, with treatment and refining rates significantly better than current market rates.

*Non-GAAP performance measure. See page 30 of this MD&A

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Subsequent Events

•	On January 29, 2016, the Company entered into a US$70 million Senior Secured Credit Facility Agreement with an affiliate of RK Mine Finance (“Red Kite”), one of the world’s largest metal merchants. The facility consists of an initial tranche of US$31 million which has been used to refinance the existing secured loan with Red Kite, and the remaining US$39 million will be available for general corporate purposes;

•	On February 9, 2016, the Company announced that its Gibraltar mine expects to benefit from a five- year power rate deferral program announced by the government of British Columbia; and

•	The Company has recently entered into a long-term fixed rate ocean freight contract.

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

Operating Data (100% basis)	YE 2015	YE 2014	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014
Tons mined (millions)	93.7	113.8	21.3	27.4	24.0	21.0	25.1
Tons milled (millions)	30.6	30.2	7.3	7.5	8.0	7.8	7.6
Strip ratio	2.4	3.0	2.4	2.3	2.5	2.4	3.1
Site operating cost per ton milled (CAD$)	$9.83	$11.38	$9.41	$10.36	$9.89	$9.66	$10.13
Copper concentrate
Grade (%)	0.272	0.265	0.269	0.308	0.285	0.225	0.222
Recovery (%)	85.1	83.6	84.9	87.4	85.6	81.4	81.3
Production (million pounds Cu)	141.2	134.4	33.1	40.5	39.2	28.4	27.7
Sales (million pounds Cu)	141.4	141.3	33.7	40.5	41.8	25.4	26.0
Inventory (million pounds Cu)	3.4	3.2	3.4	3.9	3.8	6.2	3.2
Copper cathode
Production (million pounds)	1.0	2.1	-	0.4	0.6	-	0.4
Sales (million pounds)	1.0	2.1	-	0.6	0.4	-	0.5
Molybdenum concentrate
Production (thousand pounds Mo)	963	2,332	-	85	474	404	445
Sales (thousand pounds Mo)	1,003	2,509	-	233	391	379	481
Per unit data (US$ per pound)*
Site operating costs*	$1.65	$2.32	$1.55	$1.45	$1.63	$2.12	$2.43
By-product credits*	(0.06)	(0.24)	(0.03)	(0.03)	(0.09)	(0.12)	(0.11)
Site operating, net of by-product credits*	$1.59	$2.08	$1.52	$1.42	$1.54	$2.00	$2.32
Off-property costs	0.37	0.42	0.33	0.34	0.43	0.39	0.45
Total operating costs (C1)*	$1.96	$2.50	$1.85	$1.76	$1.97	$2.39	$2.77

*Non-GAAP performance measure. See page 30 of this MD&A

TASEKO MINES LIMITED
Management’s Discussion and Analysis

OPERATIONS ANALYSIS

Full-year results

Gibraltar’s copper production in 2015 was at a record level of 142 million pounds, a 4% increase over 2014 due to improved head grade, mill throughput and recoveries.

Site operating costs* for the year was US$1.65 per pound of copper produced, a 29% reduction from 2014 as a result of the following:

•	Mine optimization based on the new mine plan;
•	Workforce reduction and rationalization;
•	Vendor engagement resulting in decreased cost of supplies and services;
•	An increase in mill throughput, to 30.6 million tons;
•	Improved copper recoveries, to 85.1% from 83.6% in the prior year;
•	A decline in the average price of diesel to CAD$0.78/litre, from CAD$1.11/litre in 2014; and
•	A decline in the CAD$/US$ exchange rate to an average of 1.28 in 2015, from 1.10 in 2014.

Site operating costs, net of by-product credits* fell to US$1.59 per pound, a 24% decrease over the prior year. This was achieved despite a significant reduction in by-product credits as molybdenum prices declined to a level which provided no operating margin and resulted in the decision to temporarily idle the molybdenum plant in July.

Off property costs were US$0.37 per pound of copper produced, a 12% reduction over 2014 as a result of the following:

•	A new, long-term offtake agreement was signed in the fourth quarter of 2015 with improved treatment and refining costs;
•	Reduced ocean freight rates which declined to their lowest levels in more than 20 years; and
•	Reduced molybdenum treatment costs due to the idling of the molybdenum circuit.

Total operating costs (C1)* fell to US$1.96 per pound for the year, compared to US$2.50 per pound in 2014.

Fourth quarter results

During the fourth quarter of 2015, Gibraltar mill production averaged approximately 78,800 tpd or 93% of design capacity and lower than the third quarter of 2015. The decrease in mill throughput in the fourth quarter was a result of modifications made to the mill early in the fourth quarter which temporarily affected the grinding circuits and overall mill performance. By early December, mill throughput had returned to design capacity along with improvements to copper recovery. Copper recovery remains a focus of the operations team.

In the fourth quarter of 2015, Gibraltar mined 21.3 million tons. Copper production in the fourth quarter was 33.1 million pounds, lower than the third quarter due to the expected decline in head grade as well as slightly lower mill throughput and copper recoveries.

Site operating cost per ton milled* continued to decline in the fourth quarter, falling to CAD$9.41, a 9% decrease from the third quarter. Site operating costs per pound* and Total operating costs (C1) per pound* both increased slightly from the previous quarter due to lower copper production.

*Non-GAAP performance measure. See page 30 of this MD&A

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Health and Safety Milestones

The health, safety, and well-being of our employees, contractors and their families is a priority for Taseko and Gibraltar management. Actual performance is a reflection of that commitment.

On December 31, 2015, Taseko’s Gibraltar Mine employees and contractors completed a second calendar year without a single loss time incident. The accident free period continues and now exceeds three million person hours worked. This is a truly outstanding achievement, which is unparalleled in the industry.

TSM Initiatives

Taseko is a member of the Mining Association of Canada and the Mining Association of British Columbia. Both of these organizations require members to participate in a program known as Towards Sustainable Mining (“TSM”) which encourages companies to work towards best management practice standards through self-regulation and reporting on key performance areas. These areas include:

•	Energy Use and Greenhouse Gas Emissions Management;
•	Biological Diversity Conservation Management;
•	Aboriginal and Community Outreach;
•	Tailings Management;
•	Health and Safety; and
•	Crisis Management Planning.

In 2015, Taseko and Gibraltar’s performance and reporting on performance in all of the areas was verified by an external auditor as being at a level of industry best practice. Further details can be found on the Taseko website.

GIBRALTAR OUTLOOK

Average head grade in 2016 is expected to be lower than 2015 but have a similar profile, with lower grades being mined in the first half of the year and then increasing in the back half of 2016. Copper production for the year is expected to be in the range of 130 to 140 million pounds.

Cost control initiatives which were implemented during 2015, including mine plan modifications to reduce waste stripping requirements, workforce reductions and initiatives with vendors to reduce costs of supplies and consumables, are expected to continue to impact operating costs in future years. Mine operating costs continue to benefit from the lower price of diesel, a significant input cost, which has decreased approximately 25% since the beginning of 2015 and is expected to remain at low levels at least through 2016. Overall, Gibraltar has achieved a stable level of operations reflecting the new mine plan and the Company is now focused on further improvements to operating practices to reduce unit costs .

The Canadian dollar is expected to remain at a substantial discount to the US dollar, and a weak Canadian dollar will continue to contribute to improved operating margins at Gibraltar as approximately 80% of mine operating costs are paid in Canadian dollars.

The new, long-term off-take agreement, which the Company signed in the fourth quarter of 2015, will lower treatment and refining costs in 2016. Under the agreement, the Company has committed to sell 600,000 tonnes of Gibraltar copper concentrate (approximately 50% of expected production) through to the end of 2020. The Company has also recently entered into a long-term fixed rate ocean freight contract. Off-property costs* are expected to be about US$ 0.31 per pound in 2016, compared to US$0.37 per pound in 2015, reflecting these new long-term contracts.

*Non-GAAP performance measure. See page 30 of this MD&A

TASEKO MINES LIMITED
Management’s Discussion and Analysis

On February 9, 2016, the Company announced that its Gibraltar mine expects to benefit from a five-year power rate deferral program announced by the government of British Columbia. The cost deferral program has the potential to reduce Gibraltar’s annual spending by up to $20 million, or roughly $0.15 per pound of copper production, at the current copper price of approximately US$2.10 per pound.

REVIEW OF PROJECTS

Taseko’s strategy has been to grow the Company by leveraging off cash flow from the Gibraltar Mine to assemble and develop a pipeline of projects. We continue to believe this will generate the best, long-term returns for shareholders. Our development projects are located in British Columbia and Arizona and represent a diverse range of metals, including gold, copper and niobium. In light of current market conditions, the Company has taken a prudent approach and minimized spending on development projects in 2015. Total expenditures on projects in 2015 consisted of $5.1 million at the Florence Copper project, $0.9 million on the Aley Project, and $0.9 million on New Prosperity.

Florence Copper Project

The Florence copper project is currently in the final stages of permitting for the Production Test Facility (“PTF”). The PTF will include a well field comprised of thirteen (four injection and nine recovery) commercial scale production wells and numerous monitoring, observation and point of compliance wells, and also an integrated demonstration scale solvent extraction and electrowinning plant. The PTF will provide additional data to optimize the final design of the full scale commercial plant as well as demonstrate the application of in-situ copper recovery at the Florence site including both the leaching (copper recovery) and rinsing (aquifer restoration) stages.

The Company is continuing to work with the Arizona Department of Environmental Quality in connection with the amendment to the Temporary Aquifer Protection Permit, and with the U.S. Environmental Protection Agency in connection with the Underground Injection Control permit. These are the final two remaining permits required for construction and operation of the PTF. The timing of both these final permits is somewhat uncertain but the expectation is that they could be in hand in the first quarter of 2016.

Ongoing metallurgical testing for the project reached a milestone in the fourth quarter with the completion of the leaching stage of a series pressurized leach and rinse test. This series test is designed to provide additional scale up data to confirm the pre-feasibility study models which were based on core box leach and rinse tests. The series test consists of seven pressure leach and rinse apparatus connected in series allowing over fourteen feet of whole core to be contacted by process and rinse solutions. This test represents an order of magnitude increase in formation contact time versus the core box tests used for the pre-feasibility study work. The data from the leaching phase of this series test has provided confirmation of two key economic parameters from the pre-feasibility study (pregnant leach solution grade and acid consumption). In addition, the leach kinetics observed in the series test conformed to expectations, with the leaching taking approximately seven months to complete. The rinsing phase of the series test is ongoing and is forecast to be completed by mid-2016. To date, rinsing results have closely followed the pre-feasibility predictions.

Aley Project

On September 19, 2014 the BC Environmental Assessment Office (“EAO”) issued a Section 10 Order under the B.C. Environmental Assessment Act, initiating the B.C. environmental assessment process for the Aley Niobium Project. On December 31, 2014, the EAO issued a Section 11 Order establishing the scope, procedures and methods concerning the environmental assessment for the project.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

The Company is currently preparing the draft Application Information Requirements (“AIR”). The EAO has established a Working Group, comprising of representatives of CEAA, government agencies, First Nations and local governments. This group will provide input on aspects of the environmental assessment including the AIR.

Taseko successfully replaced four Aley mineral claims with a 30 year mining lease in December 2015.

Environmental monitoring of surface and groundwater baseline conditions and geochemical characterization of ore, waste rock, and tailings in support of the Environmental Impact Statement is ongoing.

Although the majority of the ongoing work on the Aley project is environmental assessment related, some additional metallurgical process optimization work commenced in the fourth quarter of 2015. This work consists of evaluating alternatives for both the hydrometallurgical and pyrometallurgical portions of the project flow sheet. An internal review of the project metallurgical testing and flow sheet development identified these process steps as having significant potential to reduce both the project pre-production capital cost and the operating costs.

New Prosperity Project

In February 2014, the Government of Canada announced its decision to not issue the authorizations necessary for the New Prosperity Project to proceed. In the wake of that decision, Taseko initiated legal proceedings in the form of two separate judicial reviews which challenge the process by which the decision was reached. In August 2014, the Company applied to the Federal Court to convert both judicial reviews into a civil action. The motion was dismissed as the court felt that the judicial review process is the correct vehicle to pursue the remedies that the Company seeks but noted that the option is open for the company to pursue damages for misfeasance against the federal government in a separate court action should the company wish to do so. The judicial review process continues in Federal Court although court dates have not been set yet.

On February 11, 2016, the Company filed a civil claim in the B.C. Supreme Court against the Canadian federal government. The claim seeks damages in relation to the February 2014 decision. The lawsuit claims the Government of Canada and its agents failed to meet the legal duties that were owed to Taseko and that in doing so they caused and continue to cause damages, expenses and loss to Taseko.

On January 14, 2015, the British Columbia Minister of Environment granted the Company a five-year extension to the Environmental Assessment Certificate. The request for an amendment to the Certificate is under review by the province.

The Company is evaluating the current project design and potential tailings alternatives to achieve the best environmental protection in terms of both dam stability and potential impacts to water quality. The evaluation considers best practices and best available technologies, tailings storage locations, and water balance. The evaluation will be consistent with the province’s requirement for all projects to undergo an assessment of alternative means of undertaking the project with respect to options for tailings management and will clarify any previous misconceptions with respect to all aspects of seepage control and water management.

Environmental monitoring of key groundwater baseline conditions is ongoing.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

MARKET REVIEW

Prices (USD per pound for Commodities) (Source: Bloomberg)

A key factor that impacted copper prices in 2015 was the economic slowdown in China. Its economic growth slowed to approximately 6.9% in 2015, compared to 7.3% in 2014. This slowdown has impacted the demand for commodities.

The Canadian dollar price of copper is more relevant to Taseko, as approximately 80% of the Gibraltar Mine's costs are Canadian dollar denominated. The average price of copper was C$2.96 per pound in the fourth quarter of 2015, which was approximately 5% lower than the prior quarter and about 11% lower than the fourth quarter of 2014. Fluctuations in the Canadian dollar/US dollar exchange rate can have a significant effect on our operating results and unit production costs, which are reported in US dollars per pound.

New molybdenum supply combined with a weak steel market continued to put significant downward pressure on molybdenum pricing in 2015. During 2015, molybdenum pricing decreased by 41% to US$5.44 per pound.

FINANCIAL PERFORMANCE

Earnings

Earnings from mining operations decreased to $1.3 million in 2015 from $5.1 million in 2014, due to the decline in metal prices in 2015.

The Company realized a net loss of $62.4 million ($0.28 per share), compared to a net loss of $53.9 million ($0.27 per share) in 2014. The increase in net loss is driven by the increased foreign exchange loss of $42.7 million, partially offset by a $13.3 million gain on settlement of copper put options and a decrease in exploration and evaluation expenses.

Included in net earnings (loss) are a number of items that management believes require adjustment in order to better measure the underlying performance of the business. The following items have been adjusted as management believes they are not indicative of a realized economic gain/loss or the underlying performance of the business in the period:

TASEKO MINES LIMITED
Management’s Discussion and Analysis

	Year ended
	December 31,
(Cdn$ in thousands)	2015	2014	Change
Net loss	(62,352)	(53,884)	(8,468)
Unrealized loss (gain) on derivatives	3,131	(4,346)	7,477
Unrealized foreign exchange loss	43,809	17,951	25,858
Write-down of marketable securities	419	1,152	(733)
Gain on deemed disposition of Curis shares	-	(1,082)	1,082
Curis Resources acquisition costs	-	2,517	(2,517)
Estimated tax effect of adjustments	(538)	606	(1,144)
Adjusted net loss *	(15,531)	(37,086)	21,555

*Non-GAAP performance measure. See page 30 of this MD&A

Unrealized gains/losses on derivatives can vary materially each period and have a significant impact on earnings. These amounts represent the change in fair value of copper put options during the period.

In 2015, the Canadian dollar weakened in comparison to the prior year resulting in an unrealized foreign exchange loss of $43.8 million primarily driven by the translation of the Company’s US dollar denominated debt.

In 2015, the Company determined an impairment loss of $0.4 million was required due to decline in fair value of one of its investments.

The Company considers expenses and fair value adjustments related to its acquisition of Curis to be non-recurring charges and therefore should be backed out from the company’s earnings (loss). In 2014, the Company incurred acquisition costs totaling $2.5 million for advisory, legal, and other professional fees. In addition, a cumulative gain of $1.1 million was recognized due to the re-measurement of the Company’s pre-acquisition ownership interest in Curis to fair value.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Revenues

	Year ended
	December 31,
(Cdn$ in thousands)	2015	2014	Change
Copper in concentrate	311,890	339,446	(27,556)
Copper cathode	2,211	5,184	(2,973)
Total copper sales	314,101	344,630	(30,529)
Molybdenum concentrate	5,036	23,120	(18,084)
Silver contained in copper concentrate	3,795	3,446	349
Total gross revenue	322,932	371,196	(48,264)
Less: treatment and refining costs	(33,634)	(28,250)	(5,384)
Revenue	289,298	342,946	(53,648)

(thousands of pounds, unless otherwise noted)
Copper in concentrate*	103,033	103,640	(607)
Copper cathode	763	1,529	(766)
Total copper sales	103,796	105,169	(1,373)
Average realized copper price (US$ per pound)	2.37	2.97	(0.60)
Average LME copper price (US$ per pound)	2.49	3.10	(0.61)
Average exchange rate (US$/CAD)	1.28	1.10	0.18

* This amount includes a net smelter payable deduction of approximately 3.5% to derive net pounds of copper sold.

Revenues decreased by 16% from 2014 primarily due to the decline in metal prices and lower sales volumes of copper cathode and molybdenum at the Gibraltar mine.

Copper revenues for 2015 decreased by $30.5 million, or 9%, over 2014, primarily due to the decrease in realized copper prices and lower copper cathode sales volumes. The Company’s average realized copper price for 2015 declined by 20% to US$2.37 per pound, from US$2.97 per pound for 2014. London Metals Exchange (LME) copper prices averaged US$2.49 in 2015, a decrease of 20% from the average US$3.10 in 2014. The Company’s average realized copper price is lower than the LME’s average due to a portion of the Company’s receivables being revalued in a decreasing copper price environment.

As copper sales are denominated in US dollars, the 16% weakening of the Canadian dollar in 2015 partially offset the decrease in the US dollar realized price of copper.

Molybdenum revenues for 2015 decreased by $18.1 million, or 78%, over 2014, due to the 50% decrease in molybdenum price and the lower production resulting from idling of the molybdenum circuit in the third quarter of 2015.

Treatment and refining costs increased 20% over 2014 to $33.6 million, primarily due to the impact of a weakening Canadian dollar on the US dollar denominated smelter fees, partially offset by a decrease in molybdenum sales and its related refining fees.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Cost of sales

	Year ended
	December 31,
(Cdn$ in thousands)	2015	2014	Change
Site operating costs	225,306	257,771	(32,465)
Transportation costs	17,129	18,805	(1,676)
Changes in inventories of finished goods and ore stockpile	(3,971)	14,105	(18,076)
Production costs	238,464	290,681	(52,217)
Depletion and amortization	49,514	47,163	2,351
Cost of sales	287,978	337,844	(49,866)
Site operating costs per ton milled*	$9.83	$11.38	$1.55

*Non-GAAP performance measure. See page 30 of this MD&A

from reductions in mining tonnage and other cost control initiatives as more fully described in the Review of Operations section of this MD&A.

Depletion and amortization increased 5% over 2014 to $49.5 million, primarily due to higher copper production which factors into the amortization charge being recognized in the year.

Other expenses (income)

	Year ended
	December 31,
(Cdn$ in thousands)	2015	2014	Change
General and administrative	15,777	16,085	(308)
Exploration and evaluation	928	5,945	(5,017)
Curis acquisition costs	-	2,517	(2,517)
Realized (gain) loss on copper derivative instruments	(16,399)	6,273	(22,672)
Unrealized (gain) loss on copper derivative instruments	3,131	(4,346)	7,477
Other operating expenses (income):
Gain on deemed disposition of Curis shares	-	(1,082)	1,082
Other expense (income)	(1,856)	251	(2,107)
	(1,856)	(831)	(1,025)

General and administrative costs are relatively constant year-over-year as the Company is focusing on controlling general and administrative expenditures.

Exploration and evaluation costs in the amount of $0.9 million primarily represent costs associated with the New Prosperity project (2014 - $2.0 million). Aley project costs have been capitalized since October 2014, when a NI 43-101 compliant reserve statement was published for the project. In 2014, $3.5 million was incurred as exploration and evaluation expense for the Aley project.

In 2014, the Company incurred acquisition costs totaling $2.5 million for advisory, legal, and other professional fees. In addition, a cumulative gain of $1.1 million was recognized due to the re-measurement of the Company’s pre- acquisition 17.2% ownership interest in Curis to fair value.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

During 2015, the Company realized income of $8.3 million on the copper put options that expired during the year and $15.2 million from the sale of the copper put options that were scheduled to mature between February and June 2015. The Company recognized a realized gain of $16.4 million, which is comprised of cash proceeds on the sale and settlement of these contracts, net of the amortization of the premium expense related to the options.

Marketable securities

During 2015, the Company reviewed the value of its marketable securities and subscription receipts for objective evidence of impairment based on both quantitative and qualitative criteria and determined that a write-down was required for one investment. The write-down reflected the decline in market value of these investments which is representative of the recent decline in equity market valuations for mining companies. Accordingly, the Company recorded a write-down of marketable securities of $0.4 million (2014 – $1.2 million).

Finance income and expenses

Finance expenses for 2015 decreased by $1.5 million compared to 2014 due to the declining principal balance of capital leases and equipment loans, decreased accretion expenses related to the provision for environmental rehabilitation offset by the strengthening US dollar and the related impact on the value of the US dollar denominated interest payments.

Finance income is now primarily comprised of income earned on the reclamation deposits. Finance income is lower than the prior year due to the extinguishment of the promissory note in October 2014 resulting in lower interest income for the current year.

Income tax

	Year ended
	December 31,
(Cdn$ in thousands)	2015	2014	Change
Current income tax expense (recovery)	719	(8,241)	8,960
Deferred income tax recovery	(6,324)	(546)	(5,778)
	(5,605)	(8,787)	3,182
Effective tax rate	8.2%	14.0%	(5.8%	)
Canadian statutory rate	26.0%	26.0%	-
B.C. Mineral tax rate	9.6%	9.6%	-

The current tax expense recorded is the estimated B.C. Mineral taxes based on production at the Gibraltar mine for the year.

The effective tax rate for the year 2015 was 8.3%, which is lower than the statutory rate of 35.6% . The difference is a result of permanent differences related to non-deductible share-based compensation and expenditures incurred that are not deductible for B.C. Mineral tax, in addition to unrecognized tax benefits related to foreign exchange.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

FINANCIAL CONDITION REVIEW

Balance sheet review

	As at December 31,
(Cdn$ in thousands)	2015	2014	Change
Cash and equivalents	76,021	53,299	22,722
Other current assets	57,039	83,332	(26,293)
Non-current assets	794,758	793,659	1,099
Other assets	62,376	62,252	124
Total assets	990,194	992,542	(2,348)
Current liabilities	95,451	66,444	29,007
Long-term debt	305,401	293,506	11,895
Other liabilities	219,002	210,317	8,685
Total liabilities	619,854	570,267	49,587
Equity	370,340	422,275	(51,935)
Working capital	37,609	70,187	(32,578)
Net debt	289,181	260,364	28,817
Total common shares outstanding (millions)	221.8	221.8	-

The Company’s asset base is comprised principally of non-current assets, including property, plant and equipment, reflecting the capital intensive nature of the mining business. The current assets include cash, accounts receivable, other financial assets and inventories (supplies and production inventories), along with prepaid expenses and deposits. Production inventories, accounts receivable and cash balances fluctuate in relation to shipping and cash settlement schedules.

Total liabilities increased from $570.3 million at December 31, 2014 to $619.9 million as at December 31, 2015. Current liabilities increased by $29.0 million, mainly due to the reclassification of the senior secured loan with RK Mine Finance Trust from long-term to current due to its maturity on May 31, 2016.

Other long-term liabilities increased by $8.7 million mainly due to a $14.3 million increase in the provision for the environmental rehabilitation (“PER”) driven by changes in inflation and discounts rates.The PER valuation was adjusted during 2015 for changes in the discount rates. The Bank of Canada long-term benchmark bond rate used as a proxy for long-term discount rates decreased to 2.15% at December 31, 2015 from the 2.33% level at December 31, 2014. Given the long time frame over which environmental rehabilitation expenditures are expected to be incurred (over 100 years), the carrying value of the provision and asset are very sensitive to changes in discount rates.

As at February 22, 2016, there were 221,808,638 common shares outstanding. In addition, there were 12,488,000 director and employee stock options outstanding at February 22, 2016. More information on these instruments and the terms of their exercise is set out in Note 20 of the 2015 annual financial statements.

Liquidity, cash flow and capital resources

At December 31, 2015, the Company had cash and equivalents of $76.0 million, a $22.7 million increase over the $53.3 million reported at December 31, 2014. The Company maintained a strategy of retaining significant liquidity to fund operations and to reflect the capital intensive nature of the business.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Cash flow from operations was $51.7 million for 2015 compared with $50.6 million for 2014.

Changes in non-cash working capital items resulted in cash provided of $12.7 million compared with $16.5 million in 2014, due mainly to the changes in levels of accounts receivable, inventory and accounts payable balances, and the income tax refund received in early 2015.

Cash used for investing activities for 2015 was $2.8 million compared to $39.4 million used in the prior year. Cash flow used for investing activities in 2015 was due to $2.3 million incurred on other capital expenditures for Gibraltar, $11.9 million for capitalized stripping costs, and $5.1 million and $0.9 million in developments costs for the Florence and Aley projects, respectively. In addition, the Company purchased copper put options in the amount of $5.3 million and received proceeds of $21.4 million from the sale and settlement of copper put options. The investing activity in 2014 was due to $38.8 million for the purchase of property plant and equipment and capitalized stripping, $11.9 million for purchase of copper put options and marketable securities, $1.9 million of cash consideration for the acquisition of Curis, offset by the refund of a deposit of $12.9 million which was collateral for the purchase of power by the Gibraltar Joint Venture.

Cash used for financing activities for 2015 was $30.6 million, primarily due to debt repayment and interest charges of $36.3 million offset by $5.6 million in proceeds from an equipment loan. Cash used for financing activities in the prior year 2014 was $44.1 million, primarily due to debt repayment and interest charges of $46.6 million, partially offset by a common shares issuance of $2.6 million.

Future changes in copper and molybdenum market prices could impact the timing and amount of cash available for future investment in capital projects and/or other uses of capital. To partially mitigate these risks, copper put options are entered into for a portion of our share of Gibraltar copper production. In addition to operating cash flows generated by the Gibraltar mine, alternate sources of funding for future capital or other liquidity needs may include strategic partnerships and debt or equity financings. These alternatives are regularly evaluated to determine the optimal mix of capital resources to address capital needs and to minimize the weighted average cost of capital.

Debt financings

In April 2011, the Company completed a public offering of US$200 million in senior unsecured notes (the “Notes”). The Notes mature on April 15, 2019, and bear interest at a fixed annual rate of 7.75%, payable semi-annually. The Notes are unsecured obligations guaranteed by the Company’s subsidiaries and the subsidiary guarantees are, in turn, guaranteed by the Company. After April 15, 2015, the Notes are redeemable by the Company at a price equal to 103.875%, and the redemption price declines to 101.938% in April 2016 and 100% after April 2017. The Notes are also repayable upon a change of control at a price of 101%. There are no maintenance covenants with respect to the Company's financial performance. However, the Company is subject to certain restrictions on asset sales, incurrence of additional indebtedness, issuance of preferred stock, dividends and other restricted payments.

As a result of the Curis acquisition in 2014, the Company assumed Curis’s senior secured loan agreement with RK Mine Finance Trust I (“Red Kite”). The total loan balance, including accrued interest, was US$30.9 million as of December 31, 2015. Interest on the loan is capitalized quarterly at a rate of 11% per annum. The loan can be prepaid at any time without penalty, and is otherwise repayable at maturity on May 31, 2016. The loan has been guaranteed by the Company and is secured against the assets of Curis, including its interest in the Florence Copper project.

On January 29, 2016, the Company entered into a US$70 million Senior Secured Credit Facility Agreement (the “Credit Facility”) with an affiliate of Red Kite. The Credit Facility consists of an initial tranche of US$31 million which has been used to repay the Company’s existing secured loan with Red Kite, and the remaining US$39 million is available to the Company for general corporate purposes. Amounts drawn under the Credit Facility will accrue interest at a rate of Libor plus 7.5% (subject to a minimum Libor of 1%), with principal and all accrued interest due at maturity on March 29, 2019. The Credit Facility was subject to an up-front arrangement fee of 2.5% payable by Taseko but there are no standby or commitment fees on the undrawn portion of the facility. The Credit Facility is repayable without penalty at any time and does not impose any off-take obligations on the Company. The Credit Facility is secured by a first priority charge over Taseko’s assets, including the Company’s 75% joint venture interest in the Gibraltar Mine, shares in all material subsidiaries and the Florence Copper Project assets. The availability of the Credit Facility is subject to conditions and covenants, including maintenance of a minimum working capital balance of US$ 20 million.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

In connection with the Credit Facility, the Company has issued a call option to Red Kite for 7,500 mt of copper (“Copper Call Option”). The Copper Call Option strike price is US$2.04/lb. and payment will be made by Taseko in 2019 based on the average copper price during the month of March 2019 (subject to a maximum amount of US$15 million). The Company has also issued warrants that allow Red Kite to acquire 4,000,000 common shares of the Company. The warrants have an exercise price of C$0.51 per common share and are exercisable at any time until May 9, 2019.

As at December 31, 2015 and the date of this MD&A, the Company is in compliance with all loan covenants.

Hedging strategy

The Company’s hedging strategy is to secure a minimum price for a portion of copper production using put options that are either purchased outright or funded by the sale of call options that are significantly out of the money. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed at least quarterly to ensure that adequate revenue protection is in place. Hedge positions are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

Considerations on the cost of the hedging program include an assessment of Gibraltar’s estimated production costs, anticipated copper prices and the Company’s capital requirements during the relevant period. The following table shows the commodity contracts that were outstanding as at the date of this document.

	Notional amount	Strike price	Term to maturity	Original cost
At February 22, 2016
Copper put options	15 million lbs	US$2.05	Q1 2016	$2.1 million

During 2015, the Company spent $5.3 million to purchase Copper put options and received cash proceeds of $21.4 million from the sale and settlement of copper put options. The Company’s hedging strategy is designed to mitigate short-term declines in copper price, as was seen in 2015 and into early 2016.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Commitments and contingencies

			Payments due
($ in thousands)	2016	2017	2018	2019	2020	Thereafter	Total
Debt [1]:
Repayment of principal	47,603	16,337	8,712	281,966	1,355	-	355,973
Interest	37,732	22,679	22,032	6,464	15	-	88,922
PER [2]	-	-	-	-	-	124,540	124,540
Operating leases	3,055	416	277	282	289	96	4,415
Capital expenditures [3]	121	-	-	-	-	-	121
Other expenditures [4]	4,875	-	-	-	-	-	4,875

1 As at December 31, 2015, debt is comprised of senior notes, senior secured loan, capital leases and secured equipment loans.
2 Provision for environmental rehabilitation amounts presented in the table represents the expected cost of environmental rehabilitation for Gibraltar mine without considering the effect of discount or inflation rates.
3 Capital expenditure commitments include only those items where the Company has entered into binding commitments.
4 Other expenditure commitments include the purchase of goods and services and exploration activities.

The Company expects to incur capital expenditures during the next five years at the Gibraltar mine and at its other development projects. The decision to incur capital expenditures at development projects is subject to positive results which allow a project to advance past key decision hurdles.

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As at December 31, 2015, this debt totaled $48.4 million on a 75% basis.

In the fourth quarter of 2015, the Company signed a new long-term off-take agreement to sell 600,000 tons of Gibraltar copper concentrate (approximately 50% of expected production) through to the end of 2020.

SELECTED ANNUAL INFORMATION

	For years ended December 31,
(Cdn$ in thousands, except per share amounts)	2015	2014	2013
Revenues	289,298	342,946	272,765
Net loss	(62,352)	(53,884)	(34,839)
Per share – basic	(0.28)	(0.27)	(0.18)
Per share – diluted	(0.28)	(0.27)	(0.18)

	As at December 31,
	2015	2014	2013
Total assets	990,194	992,542	970,228
Total long-term financial liabilities	305,845	293,616	260,080

TASEKO MINES LIMITED
Management’s Discussion and Analysis

FOURTH QUARTER RESULTS

	Three months ended
Consolidated Statements of Comprehensive Income (Loss)		December 31,
(Cdn$ in thousands, except per share amounts)	2015	2014

Revenues	61,412	58,273
Cost of sales
Production costs	(59,257)	(59,189)
Depletion and amortization	(12,829)	(10,248)
Loss from mining operations	(10,674)	(11,164)

General and administrative	(3,437)	(4,450)
Exploration and evaluation	(236)	12
Gain on derivatives	976	1,708
Other income	489	(963)
Curis acquisition costs	-	(2,517)
Write-down of marketable securities	-	(367)
	(12,882)	(17,741)

Finance expenses	(6,433)	(7,475)
Finance income	257	1,103
Foreign exchange loss	(9,487)	(6,490)
Loss before income taxes	(28,545)	(30,603)

Income tax recovery	5,104	4,176
Net loss for the period	(23,441)	(26,427)

Other comprehensive income (loss):
Unrealized losses on available-for-sale financial assets, net of tax	(177)	(127)
Reclassification of loss on available for sale financial assets	-	(2,296)
Foreign currency translation reserve	2,410	1,420
Total other comprehensive loss for the period	(2,233)	(1,003)

Total comprehensive loss for the period	(21,208)	(27,430)

Loss per share
Basic	(0.10)	(0.13)
Diluted	(0.10)	(0.13)

Weighted-average shares outstanding (thousands)
Basic	221,809	206,949
Diluted	221,809	206,949

TASEKO MINES LIMITED
Management’s Discussion and Analysis

	Three months ended
Consolidated Statements of Cash Flows		December 31,
(Cdn$ in thousands)	2015	2014
Operating activities
Net loss for the period	(23,441)	(26,427)
Adjustments for:
Depletion and amortization	12,848	10,270
Income tax recovery	(5,104)	(4,176)
Share-based compensation	359	564
Change in fair value of copper put options	(976)	(1,708)
Finance expenses	6,176	6,372
Unrealized foreign exchange loss	9,623	7,328
Write-down of marketable securities	-	367
Other operating activities	(121)	2,229
Net change in non-cash working capital	2,495	(3,467)
Cash provided by (used for) operating activities	1,859	(8,648)

Investing activities
Purchase of property, plant and equipment	(6,582)	(14,056)
Proceeds from settlement of derivatives	2,583	-
Investment in financial assets	-	(1,918)
Acquisition of Curis Resources Ltd., net	-	(1,874)
Interest received	82	87
Cash used for investing activities	(3,917)	(17,761)

Financing activities
Repayment of debt	(3,255)	(5,192)
Interest paid	(10,778)	(9,471)
Cash used for financing activities	(14,033)	(14,663)

Effect of exchange rate changes on cash and equivalents	1,011	1,416
Decrease in cash and equivalents	(15,080)	(39,656)
Cash and equivalents, beginning of period	91,101	92,955
Cash and equivalents, end of period	76,021	53,299

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Earnings

The Company generated a loss from mining operations of $10.7 million in the fourth quarter of 2015 compared to a loss of $11.2 million in the fourth quarter of 2014. Copper sales volumes increased to 25 million pounds in the fourth quarter of 2015 from 19.5 million pounds in the prior year’s quarter. However, the impact on revenues was largely offset by lower copper prices realized in the current year, and lower molybdenum and copper cathode revenues.

The Company incurred a net loss of $23.4 million ($0.10 per share) in the fourth quarter of 2015, compared to a net loss of $26.4 million ($0.13 per share) in the fourth quarter of 2014.

Included in net loss are a number of items that management believes require adjustment in order to better measure the underlying performance of the business. These items are in the table below:

	Three months ended
	December 31,
(Cdn$ in thousands)	2015	2014	Change
Net loss	(23,441)	(26,427)	2,986
Unrealized (gain) loss on derivatives	954	(3,549)	4,503
Unrealized foreign exchange loss	9,623	7,328	2,295
Gain on deemed disposition of Curis Shares	-	(1,082)	1,082
Write-down of marketable securities	-	367	(367)
Curis acquisition costs	-	1,978	(1,978)
Estimated tax effect of adjustments	(248)	402	(650)
Adjusted net loss*	(13,112)	(20,983)	7,871

*Non-GAAP performance measure. See page 30 on this MD&A

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Revenues

	Three months ended
	December 31,
(Cdn$ in thousands)	2015	2014	Change
Copper in concentrate	67,379	61,323	6,056
Copper cathode	-	1,241	(1,241)
Total copper sales	67,379	62,564	4,815
Molybdenum concentrate	(78)	2,113	(2,191)
Silver contained in copper concentrate	1,046	502	544
Total gross revenue	68,347	65,179	3,168
Less: treatment and refining costs	(6,935)	(6,906)	(29)
Revenue	61,412	58,273	3,139

(thousands of pounds, unless otherwise noted)
Copper in concentrate*	25,049	19,176	5,873
Copper cathode	-	374	(374)
Total copper sales	25,049	19,550	5,499
Average realized copper price (US$ per pound)	2.01	2.82	(0.81)
Average LME copper price (US$ per pound)	2.22	3.00	(0.78)
Average exchange rate (US$ per pound)	1.34	1.14	0.20

* This amount includes a net smelter payable deduction of approximately 3.5% to derive net pounds of copper sold.

Copper revenues for the fourth quarter 2015 increased by $4.8 million or 7.7%, compared to revenues in the prior year period as a result of increased volume of copper sales and partially offset by lower average realized prices.

The Company’s average realized copper price for the fourth quarter of 2015 was US$2.01 per pound, compared to US$2.82 per pound for the fourth quarter of 2014. The lower average realized copper price was partially offset by an 18% strengthening of the US dollar compared to the fourth quarter of 2014. As copper sales are denominated in US dollars, a strengthening US dollar will translate into higher Canadian dollar revenues.

During the fourth quarter of 2015, revenues include $3.8 million of unfavorable adjustments to provisionally priced copper concentrate.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Cost of sales

	Three months ended
	December 31,
(Cdn$ in thousands)	2015	2014	Change
Site operating costs	51,183	58,196	(7,013)
Transportation costs	3,858	3,764	94
Changes in inventories of finished goods and ore stockpile	4,216	(2,771)	6,987
Production costs	59,257	59,189	68
Depletion and amortization	12,829	10,248	2,581
Cost of sales	72,086	69,437	2,649
Site operating costs per ton milled*	$9.41	$10.13	$(0.72)

*Non-GAAP performance measure. See page 30 on this MD&A

Fourth quarter site operating costs were 12% lower than the fourth quarter of 2014 as a result of the mine plan optimization and other cost saving initiatives in 2015 (see Review of Operations section for further details).

During the fourth quarter, depletion and amortization was higher than the same prior period by 25% due primarily to higher copper production which factors into the amortization charge related to the current period.

Other expenses (income)

	Three months ended
	December 31,
(Cdn$ in thousands)	2015	2014	Change
General and administrative	3,437	4,450	(1,013)
Exploration and evaluation	236	12	224
Curis acquisition costs	-	2,517	(2,517)
Realized (gain) loss on copper derivative instruments	(1,930)	1,841	(3,771)
Unrealized (gain) loss on copper derivative instruments	954	(3,549)	4,503
Other operating expenses (income):
Gain on deemed disposition of Curis Resources Ltd.	-	(1,082)	1,082
Loss on disposition of property, plant and equipment	-	2,549	(2,549)
Other income	(489)	(516)	27
	(489)	951	(1,440)

General and administrative expenses decreased by $1.0 million compared to the fourth quarter for 2014, due primarily to cost cutting measures.

During the fourth quarter of 2015, the Company received proceeds of $3.7 million on the copper put options that expired during the period. The Company recognized a realized gain of $1.9 million comprised of cash proceeds on the settlement and sale of these contracts, net of the purchase cost related to the options.

The cumulative gain on deemed disposition of Curis Resources Ltd. in the fourth quarter of 2014 of $1.1 million was recognized due to the re-measurement of the Company’s pre- acquisition 17.2% ownership interest in Curis to fair value.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

The fourth quarter of 2014 loss on disposition of property, plant and equipment reflects the recognized loss on the disposition of certain leased assets.

Finance income and expenses

Finance expenses for the fourth quarter 2015 decreased by $1 million over the fourth quarter of 2014 due to the declining principal balance of the capital leases and equipment loans, decreased accretion expenses related to the provision for environmental rehabilitation offset by the strengthening US dollar and the related impact on the value of the US dollar denominated interest payments.

Finance income is primarily comprised of income earned on the reclamation deposits. The decrease in finance come in the fourth quarter of 2015 is primarily due to the extinguishment of the promissory note in October 2014 resulting in lower interest income for the period.

Income tax

	Three months ended December 31,
(Cdn$ in thousands)	2015	2014	Change
Current income tax recovery	(75)	(242)	167
Deferred income tax recovery	(5,029)	(3,934)	(1,095)
	(5,104)	(4,176)	(928)
Effective tax rate	17.9%	13.6%	4.3%
Canadian statutory rate	26%	26.0%	-
B.C. Mineral tax rate	9.6%	9.6%	-

The income tax recovery for the fourth quarter of 2015 was relatively flat for current income tax purposes. For deferred income tax, the recovery was driven by higher losses realized for the group. In addition, giving rise to an increase to deferred tax assets, as well as the increase in the temporary difference related to the increase to the provision for environmental rehabilitation, offset by deductions taken for taxes on property, plant and equipment in excess of those taken for accounting purposes.

Liquidity, cash flow and capital resources

In the fourth quarter of 2015, the Company’s operating cash inflow was $1.9 million compared to an $8.6 million outflow for the prior-year period.

Cash used in investing activities in the fourth quarter of 2015 primarily related to capital expenditures, which included capitalized stripping costs of $4.1 million, $1.0 million incurred on other capital expenditures for Gibraltar, capitalized development costs of $1.5 million for the Florence copper and Aley projects, and proceeds from the settlement of copper put options of $2.6 million.

Cash used for financing activities was $14.0 million for the fourth quarter 2015 resulting from debt principal and interest payments. This amount is comparable to the prior year’s quarter.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

	2015					2014
(Cdn$ in thousands, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	61,412	80,067	92,754	55,065	58,270	87,362	100,020	97,294
Net earnings (loss)	(23,441)	(17,722)	4,017	(25,206)	(26,427)	(20,937)	2,628	(9,148)
Basic EPS	(0.10)	(0.08)	0.02	(0.12)	(0.13)	(0.11)	0.01	(0.05)
Adjusted net earnings (loss) *	(13,112)	(1,586)	1,601	(2,434)	(20,983)	(11,221)	(2,172)	(2,710)
Adjusted basic EPS *	(0.06)	(0.01)	0.01	(0.01)	(0.10)	(0.06)	(0.01)	(0.01)
EBITDA *	(9,162)	3,395	25,959	(11,996)	(13,397)	(7,148)	23,336	8,858
Adjusted EBITDA *	1,415	19,514	23,402	11,224	(8,355)	2,385	19,217	14,594

(US$ per pound, except where indicated)
Realized copper price *	2.01	2.26	2.66	2.57	2.82	3.07	3.16	3.10
Total operating costs *	1.85	1.76	1.97	2.39	2.77	2.75	2.12	2.48
Copper sales (million pounds)	25.0	30.4	30.6	19.1	19.6	26.0	28.4	28.9

*Non-GAAP performance measure. See page 30 of this MD&A

Financial results for the last eight quarters reflect: volatile copper prices and foreign exchange rates that impact realized sale prices; variability in the quarterly sales volumes due to timing of shipments which impacts revenue recognition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are presented in Note 2.5 of the 2015 annual consolidated financial statements. The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company’s accounting policies, significant areas where judgment is required include the determination of a joint arrangement and recovery of other receivables.

The measurement of impairment charges represents a significant area of estimation in the financial statements. Due to declining Copper prices, in December 2015 the carrying value of the Gibraltar mine’s cash generating unit (“CGU”) was reviewed for impairment. The estimated future cash flows from the Gibraltar mine were discounted to an after-tax net present value of $1,071 million (100% basis) as of December 31, 2015, or $803 million on a 75% basis, which is in excess of the Company’s carrying amount of $595 million. This net present value was determined using management’s discounted cash flow model for the Gibraltar mine with the following key assumptions: a C$/US$ exchange rate ranging between 1.27 and 1.38 over the life of mine, an after-tax discount rate of 8.42%, and estimated future copper prices, which, in real terms, ranged from US$2.40 to US$3.00 over the next 6 years and US$3.00 long-term. A 5% increase in the Canadian dollar equivalent long-term copper price results in an after-tax net present value of $1,177 million. A 5% decrease in the Canadian dollar equivalent long term copper price results in an after-tax net present value of $971 million.

Other significant areas of estimation include reserve and resource estimation and asset valuations; ore stock piles and finished inventory quantities; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; deferred stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

CHANGE IN ACCOUNTING POLICIES

IFRS 2, Share-based Payments (effective for annual periods beginning on or after July 1, 2014) clarifies the definition of a vesting condition and separately defines performance and service conditions. Based on the Company’s analysis, this clarification did not have an impact on the consolidated financial statements for the current or prior periods presented.

IFRS 3, Business Combinations (effective for annual periods beginning on or after July 1, 2014) requires that an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as a financial liability or as equity on the basis of the definitions of IAS 32. Additionally, it clarifies that IFRS 3 does not apply to the formation of any joint arrangement and that the scope exemption only applies in the financial statements of the joint arrangement itself. Based on the Company’s analysis, this standard did not have an impact on the consolidated financial statements for the current or prior periods presented.

IAS 24 Related Party Disclosures (effective for annual periods beginning on or after July 1, 2014) requires a reporting entity to include as a related party, an entity that provides key management personnel services to the reporting entity or to the parent of the reporting entity. Based on the Company’s analysis, this standard did not have an impact on the consolidated financial statements for the current or prior periods presented.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

The Company’s internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

TASEKO MINES LIMITED
Management’s Discussion and Analysis

(3)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal controls over financial reporting and disclosure controls and procedures during the 2015 financial year that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2015, the Company’s internal control over financial reporting is effective based on those criteria.

FINANCIAL INSTRUMENTS

The Company uses a mixture of cash, long-term debt and shareholders’ equity to maintain an efficient capital allocation and ensure adequate liquidity exists to meet the ongoing cash requirements of the business. In the normal course of business, the Company is inherently exposed to financial risks, including market risk, commodity price risk, interest rate risk, currency risk, liquidity risk and credit risk. The Company manages these risks in accordance with its risk management policies. To mitigate some of these inherent business risks, the Company uses commodity derivative instruments that do not qualify for hedge accounting treatment. These non-hedge derivatives are summarized in Note 23(f) to the consolidated financial statements. The financial risks and the Company’s exposure to these risks, is provided in various tables in Note 23 of the consolidated financial statements. For a discussion on the methods used to value financial instruments, as well as significant assumptions, refer also to Notes 2 and 23 of the consolidated financial statements.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Summary of Financial Instruments	Carrying amount	Associated Risks
Financial assets
Loans and receivables
		Interest rate
Cash and equivalents	76,021	Credit
		Credit
Accounts receivable	13,199	Market
Available-for-sale
Shares	931	Market
Subscription receipts	10,333	Market
Reclamation deposits	30,352	Market
Fair value through profit and loss (FVTPL)
		Liquidity
		Market
Copper put option contracts	671	Credit
Financial liabilities
		Currency
Accounts payable and accrued liabilities	30,143	Interest rate
Senior notes	273,876	Currency
Long-term debt	42,877	Currency
Capital leases	27,589	Interest rate
		Currency
Secured equipment loans	20,860	Interest rate

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement (“RCA Trust”) was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust. Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in profit or loss in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 9-months’ to 18-months’ salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 24-months’ to 32-months’ salary and accrued bonus, and all stock options held by these individuals will fully vest.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Executive officers and directors also participate in the Company’s share option program (refer to Note 20 of the consolidated financial statements).

Compensation for key management personnel (including all members of the Board of Directors and seven other executive officers) is as follows:

	Year ended December 31,
(Cdn$ in thousands, except per share amounts)	2015	2014
Salaries and benefits	4,744	3,735
Post-employment benefits	1,400	1,471
Share-based compensation	1,558	3,426
	7,702	8,632

Other related parties

Hunter Dickinson Services Inc. ("HDSI") is a private company which employs some directors of the Company and invoices the Company for their executive services as well as geological, engineering, corporate development, administrative and financial management services. The terms and conditions of the transactions are similar to, or more favorable than, transactions conducted on an arm’s length basis.

During 2015, the Company incurred total costs of $2.4 million (2014 - $3.4 million) in transactions with HDSI. Of these, $0.8 million (2014 - $1.7 million) related to legal, tax, exploration, and business development services, $0.5 million related to reimbursements of office rent costs (2014 - $0.5 million), and $1.2 million (2014 - $1.1 million) related to compensation paid for Taseko directors and the Chief Executive Officer, who are also directors of HDSI.

Under the terms of the joint venture operating agreement, the Gibraltar joint venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar mine.

During the first quarter of 2014, the Company invested $5.0 million in Curis Resources Ltd, a related company with a director in common. Subsequent to this investment, the Company completed the acquisition of Curis in November 2014 (refer to Note 4 of the consolidated financial statements).

TASEKO MINES LIMITED
Management’s Discussion and Analysis

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs. Site operating costs is calculated by removing net changes in inventory and depletion and amortization and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by removing by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. Byproduct credits are calculated based on actual sales of molybdenum and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three months ended		Year ended
	December 31,		December 31,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2015	2014	2015	2014
Cost of sales	72,086	69,437	287,978	337,844
Less depletion and amortization	(12,829)	(10,248)	(49,514)	(47,163)
Net change in inventory	(4,216)	2,771	3,971	(14,105)
Less: Transportation costs	(3,858)	(3,764)	(17,129)	(18,805)
Site operating costs	51,183	58,196	225,306	257,771
Less by-product credits:
Molybdenum	78	(2,113)	(5,036)	(23,120)
Silver	(1,046)	(503)	(3,795)	(3,446)
Site operating costs, net of by-product credits	50,215	55,580	216,475	231,205
Total copper produced (thousand pounds)	24,824	21,050	106,664	100,793
Total costs per pound produced	2.02	2.64	2.03	2.29
Average exchange rate for the period (CAD/USD)	1.34	1.14	1.28	1.10
Site operating costs, net of by-product credits (US$ per pound)	1.52	2.32	1.59	2.08
Site operating costs, net of by-product credits	50,215	55,580	216,475	231,205
Add off-property costs:
Treatment and refining costs	6,935	6,906	33,634	28,250
Transportation costs	3,858	3,764	17,129	18,805
Total operating costs	61,008	66,250	267,238	278,260
Total operating costs (US$ per pound)	1.85	2.77	1.96	2.50

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Adjusted net earnings (loss)

Adjusted net earnings (loss) remove the effect of the following transactions from net earnings as reported under IFRS:

•	Unrealized gains/losses on derivative instruments;
•	Write-down of marketable securities;
•	Unrealized foreign currency gains/losses; and
•	Non-recurring transactions, including non-recurring tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Year ended
	December 31,		December 31,
($ in thousands, except per share amounts)	2015	2014	2015	2014
Net loss	(23,441)	(26,427)	(62,352)	(53,884)
Unrealized (gain) loss on derivatives	954	(3,549)	3,131	(4,346)
Unrealized foreign exchange loss	9,623	7,328	43,809	17,951
Gain on deemed disposition of Curis shares	-	(1,082)	-	(1,082)
Write-down in marketable securities	-	367	419	1,152
Curis acquisition costs	-	1,978	-	2,517
Estimated tax effect of adjustments	(248)	402	(538)	606
Adjusted net loss	(13,112)	(20,983)	(15,531)	(37,086)
Adjusted EPS	(0.06)	(0.10)	(0.08)	(0.19)

EBITDA and adjusted EBITDA

EBITDA represents net earnings before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

TASEKO MINES LIMITED
Management’s Discussion and Analysis

•	Unrealized gains/losses on derivative instruments;
•	Write-down of marketable securities;
•	Unrealized foreign exchange gains/losses; and
•	Non-recurring transactions.

While some of the adjustments are recurring, gains/losses on the sale of marketable securities do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, foreign currency translation gains/losses and changes in the fair value of financial instruments are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended			Year ended
		December 31,		December 31,
($ in thousands, except per share amounts)	2015	2014	2015	2014
Net loss	(23,441)	(26,427)	(62,352)	(53,884)
Add:
Depletion and amortization	12,848	10,270	49,599	47,338
Amortization of stock-based compensation	359	564	2,002	3,741
Interest expense	6,433	7,475	25,923	27,423
Interest income	(257)	(1,103)	(1,371)	(4,182)
Income tax recovery	(5,104)	(4,176)	(5,605)	(8,787)
EBITDA	(9,162)	(13,397)	8,196	11,649
Adjustments:
Unrealized (gain) loss on derivative instruments	954	(3,549)	3,131	(4,346)
Unrealized foreign exchange losses	9,623	7,328	43,809	17,951
Gain on deemed disposition of Curis shares	-	(1,082)	-	(1,082)
Write-down in marketable securities	-	367	419	1,152
Curis acquisition costs	-	1,978	-	2,517
Adjusted EBITDA	1,415	(8,355)	55,555	27,841

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended		Year ended
	December 31,		December 31,
(Cdn$ in thousands, except per share amounts)	2015	2014	2015	2014
Earnings (loss) from mining operations	(10,674)	(11,164)	1,320	5,102
Add:
Depletion and amortization	12,829	10,248	49,514	47,163
Earnings (loss) from mining operations before depletion and
amortization	2,155	(916)	50,834	52,265

Site operating costs per ton milled

	Three months ended			Year ended
	December 31,		December 31,
(Cdn$ in thousands, except per share amounts)	2015	2014	2015	2014
Site operating costs (included in cost of sales)	51,183	58,196	225,306	257,771

Tons milled (millions) (75% basis)	5.44	5.74	22.91	22.65
Site operating costs per ton milled	$9.41	$10.13	$9.83	$11.38